Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, May 2, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion" or "Company") (TSX, NYSE: VET) is pleased to report that at its annual meeting of shareholders held on May 2, 2014 each of the nine nominees proposed as directors and listed in its Proxy Statement and Information Circular dated April 8, 2014, were elected as directors of the Company.

The detailed results of the vote by ballot are as follows:

	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	69,122,812	99.55	311,903	0.45
W. Kenneth Davidson	69,367,092	99.90	67,623	0.10
Lorenzo Donadeo	69,321,284	99.84	113,431	0.16
Claudio A. Ghersinich	68,258,633	98.31	1,176,082	1.69
Joseph F. Killi	68,555,057	98.73	879,658	1.27
Loren M. Leiker	68,967,207	99.33	467,508	0.67
William F. Madison	69,304,212	99.81	130,503	0.19
Dr. Timothy R. Marchant	69,389,614	99.94	45,101	0.06
Sarah E. Raiss	68,791,369	99.07	643,346	0.93

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; or
Curtis W. Hicks, C.A., Executive VP & CFO;
Telephone: (403) 269-4884
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 18:09e 02-MAY-14